UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(D)

of the Securities Exchange Act Of 1934

Date of report (Date of earliest event reported):
January 18, 2019

Bank of Commerce Holdings

(Exact name of registrant as specified in its charter)

California

(State or other jurisdiction of incorporation)

000-25135	94-2823865
(Commission File Number)	IRS Employer Identification No.

555 Capitol Mall, Suite 1255
Sacramento, California 95814
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: (800) 421-2575

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2 below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 – Other Events

On January 18, 2019, Bank of Commerce Holdings (“BOCH”) and Merchants Holding Company (“Merchants”) issued a joint press release in connection with the pending merger of Merchants with and into BOCH, announcing the election deadline of Monday, January 28, 2019 at 5:00 p.m. Pacific Time for Merchants shareholders to elect to receive the merger consideration (pursuant to the merger agreement between the parties, dated as of October 4, 2018) of stock, cash, or a unit consisting of a mix of stock and cash upon consummation of the merger transaction. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Statements Regarding Forward-Looking Information

This current report on Form 8-K and other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”) by BOCH contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include but are not limited to statements about future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information, including the potential financial and other benefits of the business combination transaction involving BOCH and Merchants, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results or events to differ materially from those projected, including but not limited to the risks particular to the proposed transaction, including the risk that the merger transaction does not close when expected or at all because remaining conditions to closing are not satisfied on a timely basis or at all, or the merger agreement is terminated; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BOCH and Merchants operate; the ability to promptly and effectively integrate the businesses of Redding Bank of Commerce and The Merchants National Bank of Sacramento; the reaction to the transaction of the companies’ respective customers, employees, and counterparties; and the diversion of management time on merger-related issues. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. BOCH undertakes no obligation to publicly revise or update its forward-looking statements to reflect events or circumstances that arise after the date made. For more information and for risks applicable to BOCH’s business generally, see the risk factors described in BOCH’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the pending merger transaction, BOCH filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Merchants and a Prospectus of BOCH, as well as other relevant documents concerning the proposed transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. The Proxy Statement/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits:

99.1     Joint Press Release dated January 18, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

January 18, 2019
/s/ Samuel D. Jimenez
By: Samuel D. Jimenez
Executive Vice President – Chief Operating Officer